SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of
                                     1934

                        BALCOR REALTY INVESTORS LTD.-82
                           (Name of Subject Company)

                        BALCOR REALTY INVESTORS LTD.-82
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)


                               Thomas E. Meador
                                   Chairman
                              The Balcor Company
                         Bannockburn Lake Office Plaza
                        2355 Waukegan Road, Suite A200
                          Bannockburn, Illinois 60015
                                (847) 267-1600
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notice and Communications on
                   Behalf of the Person(s) Filing Statement)

                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600

Item 1.   Security and Subject Company

     The name of the subject partnership is Balcor Realty Investors Ltd.-82, an Illinois limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 2355 Waukegan Road, Suite A200, Bannockburn, Illinois 60015. The Partnership's sole general partner is Balcor Partners-XI, an Illinois general partnership (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's limited partnership interests (the "Units"). (The holder of any Unit is hereinafter referred to as a "Limited Partner".)

Item 2.   Tender Offer of the Bidder

     This statement relates to the unsolicited tender offer by Metropolitan Acquisition VII, L.L.C., a Delaware limited liability company ("Metropolitan"), to purchase up to approximately 30% of the Units at a purchase price of $125 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1996 (the "Offer to Purchase"), and the related Assignment of Partnership Interest (which, together with the Offer to Purchase constitutes the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D dated March 11, 1996 as filed with the Securities and Exchange Commission (the "Commission"). The Offer states that the address of the principal executive office of Metropolitan is One Insignia Financial Plaza, Greenville, South Carolina 29601.

Item 3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with the Partnership and its affiliates:

     The General Partner owns a nominal interest in the Partnership and, subject to certain preferential rights of the Limited Partners, the General Partner is entitled to a certain percentage of the cash flows of the Partnership resulting from the operations of the Partnership's properties. In addition, also subject to certain preferential rights of the Limited Partners, the General Partner is entitled to a certain percentage of the net cash proceeds realized by the Partnership from the sale or refinancing of the Partnership's properties. These preferential rights of the Limited Partners subordinate the General Partner's right to receive such distributions to the receipt by Limited Partners of their original capital plus an agreed upon rate of return. Due to such subordination, the General Partner does not expect to receive any such distributions from the Partnership in connection with the operations of the Partnership or the sale or refinancing of any of the Partnership's properties. The General Partner does expect to continue to be reimbursed by the Partnership for certain administrative expenses incurred by the General Partner in connection with its management of the Partnership's business and any property sales. During the year ended December 31, 1995, the General Partner received $218,119 from the Partnership for reimbursement of such expenses. A partner of the General Partner, The Balcor Company (the "Company"), funds certain other administrative expenses of the General Partner that are not reimbursed by the Partnership.

     (b)(2) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with Metropolitan, or its affiliates:

     The ownership of a substantial number of Units by any person presents a potential conflict of interest between such person on the one hand and the General Partner and any non-tendering Limited Partners on the other hand. If the transactions contemplated in the Offer were to be consummated, Metropolitan could own a substantial number of Units. The ownership of a large block of Units by Metropolitan would enable Metropolitan to significantly influence decisions of the Partnership with respect to certain Partnership matters. Holders of a majority of the outstanding Units are entitled to vote to take any of the following actions: (i) remove the General Partner; (ii) elect or approve of a successor to any removed or withdrawn General Partner; (iii) dissolve the Partnership; and (iv) amend the Partnership's partnership agreement. In order to amend certain provisions of the Partnership's partnership agreement approval by the General Partner as well as an affirmative vote by the holders of a majority of the outstanding Units is required. Similarly, General Partner consent and an affirmative vote by the holders of a majority of the outstanding Units is required to sell all or substantially all of the assets of the Partnership in a single transaction or a series of related transactions. Limited Partners holding more than 10% of the Units are entitled to call a meeting at which these matters may be submitted to a vote of the Limited Partners. Therefore, such ownership by Metropolitan may increase or decrease the likelihood that any one or more of these actions may or may not be taken by the Partnership. The taking or not taking of such actions may conflict with the General Partner's intentions and/or any non-tendering Limited Partner's desires with respect to these Partnership matters.

     As of November 4, 1994, an affiliate of Insignia Financial Group, Inc. ("Insignia"), which is the ultimate parent entity of Metropolitan, entered into property management and leasing agreements with respect to the properties owned by the Partnership (collectively, the "Property Management Agreements", the form of which is attached hereto as Exhibit (c)(1)). The execution of the Property Management Agreements was part of a larger transaction involving, in relevant part, the purchase of certain assets of an affiliate of the Company, including interests under property management agreements with respect to virtually all of the properties owned by the Partnership and various other partnerships affiliated with the Company. The Property Management Agreements, which are terminable at the option of either party upon 60 days' prior written notice, provide for annual fees of 5% of gross operating receipts to be paid to Insignia on a monthly basis. The Property Management Agreements may be terminated by the purchasers of the Partnership's properties as the properties are sold.

     As a result of this contractual arrangement, Metropolitan may have a conflict of interest with the General Partner and the non-tendering Limited Partners. Because of its affiliation with Insignia, Metropolitan may have an interest in the Partnership continuing to pay the monthly property management fees described above to Insignia. Sales of the Partnership's properties would result in Insignia's loss of these fees if the purchaser of the properties were to elect to terminate the Property Management Agreements for the properties.
As discussed above, any sale of all or substantially all of the Partnership's properties in a single transaction or series of related transactions requires the approval of the holders of a majority of the outstanding Units. Therefore, Metropolitan may have a conflict of interest with any non-tendering Limited

Partner who may find such a sale desirable or with the General Partner if the General Partner were to recommend such sale to the Limited Partners.

     An affiliate of Insignia has acted as a broker in connection with the sale of properties by other partnerships affiliated with the Company. In connection with such sales, Insignia's affiliate received commissions which were customary in the industry. Such affiliate of Insignia may be engaged in the future by the Partnership or other partnerships affiliated with the Company to provide similar services in connection with property sales.

     If the General Partner is removed as General Partner by the Limited Partners at some future date, such removal may adversely impact the employment needs of the Company.

     Except as set forth in (b)(1) and (b)(2) above, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or any of its affiliates and: (i) the General Partner, its executive officers, directors, or affiliates; or (ii) Metropolitan or its executive officers, directors or affiliates.


Item 4.   The Solicitation and Recommendation

     (a) The General Partner is expressing no opinion and is remaining neutral with respect to the Offer.

     (b) The General Partner is not making a recommendation with respect to the Offer because (i) on the one hand, the General Partner recognizes that Metropolitan is making the Offer with a view to making a profit at the expense of the Limited Partners and (ii) on the other hand, the Offer provides Limited Partners who desire immediate cash with the opportunity to immediately liquidate their investment in the Partnership. Although the General Partner is not making a recommendation with respect to the Offer, the General Partner believes that the Limited Partners should consider the following factors in making their own decision of whether to accept or reject the Offer:

          1. The Partnership's November 30, 1995 letter to Limited Partners indicated that the Alex. Brown & Sons Incorporated ("Alex. Brown") current liquidation value per Unit ranged from $168 to $198. Alex. Brown's definition of current liquidation value assumes an orderly liquidation of the remaining properties of the Partnership over twelve months. Adjusting for projected cash on hand and other working capital as of March 31, 1996, the Alex. Brown value range has been adjusted by the General Partner to $171 to $201 ("Alex. Brown Adjusted Value"). The Metropolitan offering price represents, respectively, 73% and 62% of the low end and the high end of the Alex. Brown Adjusted Value range.

          2. In the Partnership's November 30, 1995 letter to Limited Partners, the General Partner indicated that its strategy was to sell the Partnership's remaining assets over the next two years. The General Partner also stated that the timing of the liquidation could be lengthened or shortened due to changes in market conditions, economic factors, interest rates and unforeseen events. Since November, 1995, the General Partner believes that the market for multifamily housing properties has become increasingly favorable to sellers of these properties. This belief is based on the results of the sales and marketing activities of various other partnerships affiliated with the Company. These favorable market conditions are in part attributable to the increasing strength of the capital markets and the re-entry of REITs into the acquisition market.
     The General Partner intends to begin marketing the remaining properties in the Partnership for sale. If the current market conditions for sales remain favorable and the General Partner can obtain appropriate sales prices, the Partnership's liquidation strategy may be accelerated.

          3. In response to the Offer, an unaffiliated third party has contacted the General Partner to discuss the potential for a sale of all or substantially all of the remaining properties of the Partnership.
     These discussions are preliminary in nature and as of this time there are significant disagreements between the parties as to contract terms. Due to these disagreements, there can be no assurance that the General Partner will continue contract negotiations with this third party.

               The General Partner estimates that if the sale were to be consummated to the unaffiliated third party at the preliminary price discussed by the parties, the liquidating distribution that would be received by the Limited Partners would be higher than the Metropolitan offering price but would be lower than the high end of the Alex. Brown Adjusted Value range. Any sale of all or substantially all of the Partnership's assets would be contingent upon, among other things, the approval of the holders of a majority of the outstanding Units as required by the partnership agreement of the Partnership. Therefore, even if negotiations continue and a mutually acceptable contract is agreed upon, there can be no assurance that the sale will ultimately be consummated.

          4. The Partnership expects to make a quarterly distribution of $4.00 per Unit in mid-April, 1996. This amount is included in the Alex. Brown Adjusted Value range. For Limited Partners who elect to tender Units to Metropolitan, this distribution will be deducted from Metropolitan's offering price for such Units.

          5. Acceptance of the Offer will constitute a taxable event to Limited Partners. To the extent applicable to a Limited Partner's personal situation, a sale of Units may cause a Limited Partner to recognize taxable income. Each Limited Partner should consult his or her personal tax and legal advisors prior to accepting the Offer and tendering Units.


Item 5.   Persons Retained, Employed or to Be Compensated

     Neither the Company, the General Partner, nor any person acting on behalf of either of them has retained any person to make solicitations or recommendations to holders of Units in connection with the Offer.


Item 6.   Recent Transactions and Intent with Respect to Securities

     (a) To the best of the General Partner's knowledge, no transactions in the Units have been effected during the past 60 days by the Partnership, the General Partner or any partner, executive officer, director, affiliate or subsidiary of either such entity.

     (b) To the best of the General Partner's knowledge, none of the Partnership, the General Partner, the Company or any partner, executive officer, director, affiliate or subsidiary of each such entity presently intends to tender any Units that are held of record or beneficially owned by such persons pursuant to the Offer.

Item 7.   Certain Negotiations and Transactions by the Subject Company

     (a) Except as described below, no negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; or (3) any material change in the present capitalization or distribution policy of the Partnership.

          In response to the Offer, an unaffiliated third party has contacted the General Partner to discuss the potential for a sale of all or substantially all of the remaining properties of the Partnership. These discussions are preliminary in nature and as of this time there are significant disagreements between the parties as to contract terms. Due to these disagreements, there can be no assurance that the General Partner will continue contract negotiations with this third party.

          The General Partner estimates that if the sale were to be consummated to the unaffiliated third party at the preliminary price discussed by the parties, the liquidating distribution that would be received by the Limited Partners would be higher than the Metropolitan offering price but would be lower than the high end of the Alex. Brown Adjusted Value range. Any sale of all or substantially all of the Partnership's assets would be contingent upon, among other things, the approval of the holders of a majority of the outstanding Units as required by the partnership agreement of the Partnership. Therefore, even if negotiations continue and a mutually acceptable contract is agreed upon, there can be no assurance that the sale will ultimately be consummated.

     (b) There are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).


Item 8.   Additional Information to be Furnished

     Tendering Limited Partners will recognize gain on the sale of a Unit pursuant to the Offer to the extent that the amount realized (the sum of the cash Offer price plus the share of Partnership liabilities allocated to the
Unit) exceeds the Limited Partner's adjusted tax basis in such Unit. Notably, any gain realized by a Limited Partner may possibly be offset by "suspended" passive activity losses, if any, from the Partnership or from other passive activities. In the event a Limited Partner realizes a loss on disposition, such loss may be deductible only to the extent permitted under the passive loss rules and other applicable limitations. If a Limited Partner sells all Units (and such Units have not been aggregated for purposes of the passive loss rules with activities not currently being sold), any loss recognized on the sale and any suspended passive activity losses from the Partnership (to the extent not used to offset gain recognized on the sale) should be deductible by such

Limited Partner against non-passive income, subject to any other applicable limitations (including at-risk, tax basis, and capital loss limitations).

     A bill passed by the U.S. Congress in November 1995, but vetoed by the President, would have reduced the tax rate on long-term capital gains and changed the treatment of long-term capital losses. Currently, it is uncertain whether any change in the taxation of capital gains and losses will ultimately be enacted, and if so, what the changes and their effective dates will be. Limited Partners should consider the possibility of such changes, as well as other tax law changes, in evaluating the Offer.

     In addition, other considerations could affect your tax liability, including but not limited to, alternative minimum taxes, state income taxes and other considerations. Limited Partners should consult their personal tax and legal advisors prior to accepting or rejecting the Offer.


Item 9.   Material to be Filed as Exhibits

          (a)(1)    Letter to Investors, dated March 13, 1996.

          (a)(2)    Letter to Investors, dated March 22, 1996.

          (c)(1)    Form of Property Management and Leasing Agreement.



     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 1996             BALCOR REALTY INVESTORS LTD.-82

                              By:  Balcor Partners-XI, its general partner

                              By:  RGF-Balcor Associates-II, a partner

                              By:  The Balcor Company, a partner


                                   /s/ Thomas E. Meador
                                   --------------------------
                                   Thomas E. Meador, Chairman